EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 5, 2009, relating to the financial statements and financial statement schedule of Dot Hill Systems Corp. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective January 1, 2007, and FASB Statement No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Dot Hill Systems Corp. and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

San Diego, CA

June 19, 2009